SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of November 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



           RYANAIR ANNOUNCES $1 BILLION INVESTMENT IN FRANKFURT HAHN

                  MAJOR EXPANSION FOR ITS FRANKFURT HAHN BASE
             18 AIRCRAFT, OVER 50 ROUTES, 8M PASSENGERS, 8,000 JOBS
                  2M FREE* SEATS ALL OVER EUROPE TO CELEBRATE

Ryanair, Europe's No.1 low fares airline today (Friday, 11th November 2005) announced a $1 billion multi year expansion plan for its base at Frankfurt Hahn. By 2012, Ryanair will have 18 based aircraft, operate over 50 routes, carry 8 million passengers p.a. and have created over 8,000 jobs at Frankfurt Hahn airport. With this enormous investment Frankfurt Hahn will overtake Dublin to become Ryanair's second largest airport base and become Germany's fastest growing and 8th largest airport.

Announcing this major expansion in Mainz, the capital of Rhineland Palatinate, today, Michael O'Leary, Ryanair's CEO said:

    "Between 2006 and 2012, Ryanair is committed to an investment of $1 billion in new aircraft at Frankfurt Hahn. With over 50 routes, 8 million passengers and 8,000 jobs this is the single biggest investment in German aviation by a non German company and will make Frankfurt Hahn one of the largest airports in Germany and Germany's fastest growing airport.

    "Ryanair will also provide a loan of EUR12.5 million in respect of 50% of the total capital expenditure on the new passenger terminal at Frankfurt Hahn and will also locate a Ryanair maintenance facility at the airport.

   "I wish to acknowledge the contribution of Fraport and the government of Rhineland Palatinate to this project. Ryanair's successful collaboration with these partners since 1999 has helped to transform the airport into a major stimulant for tourism and employment in the States economy. Today's announcement ensures that this growth will be taken a significant stage further. Over the next 7 years Ryanair looks forward to creating 8,000 jobs at Frankfurt Hahn, more than doubling passenger numbers and delivering the highest traffic growth and lowest fares in Germany".

FREE* OFFER DETAILS

Booking Period     Fri 11th Nov - midnight Thu 17th Nov 2005

Travel Period      18/11/05 - 09/02/06

Applicable days    Mon - Sun

Purchase           www.ryanair.com - At least 7 days before departure

Blackout Period    16th Dec 2005 - 05 Jan 2006

Ends.

Friday, 11th November 2005


For further information please contact:

Peter Sherrard                   Pauline McAlester
Ryanair                          Murray Consultants
Tel. 353-1-8121228               Tel.353-1-4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  11 November 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director